

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Nicholas Campanella
Chief Financial Officer
Sun Pacific Holding Corp.
215 Gordon's Corner Road, Suite 1a
Manalapan, NJ 07726

> **Re: Sun Pacific Holding Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed December 7, 2020**
> **File No. 000-51935**

Dear Mr. Campanella:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Robinson Eilers, Esq